

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Charles Arnold
Chief Executive Officer
Crosswind Renewable Energy Corp
20295 29th Place, #200
Aventura, Fla 33180

> **Re: Crosswind Renewable Energy Corp a/k/a Community Redevelopment Inc.**
> **Amendment No. 4 to Form 10 filed June 28, 2021**
> **File No. 000-26439**

Dear Mr. Arnold:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction